April 3, 2009

VIA EDGAR AND OVERNIGHT MAIL
Mr. Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

Re:	Aftersoft Group, Inc.
Registration Statement on Form S-1
Filed on January 14, 2009
File No. 333-156719 (the “Registration Statement”)

Dear Mr. Dougherty:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated February 11, 2009, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement (the “Amendment”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

In addition, please note that Amendment No. 1 contains unaudited financial statements for the fiscal quarter ended December 31, 2008, as well as conforming changes throughout the document to reflect updates to the number of the Company’s outstanding shares, shareholder details and share price information.

Selling Stockholders, page 14

1.	Please discuss the transactions in which one million, two million, and 2,083,333 million warrants were issued to ComVest Capital LLC, and also describe the material terms of these classes of warrants.

The requested changes have been made.  Please see page 14 of the Amendment.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 46

2.
Please revise your disclosure under this section to discuss your loan agreement with a related party, ComVest Capital LLC, in materially complete terms, and the extent to which this source has been drawn upon in each reported financial period, and as of the most recent practicable date.  Your discussion should address the material loan covenants in qualitative terms, and should also disclose the most restrictive quantitative requirements of the material loan covenants.

The requested changes have been made.  Please see pages 46-50 of the Amendment.

3.
Please disclose the steps you took to obtain waivers of default under your loan agreement with ComVest Capital LLC at March 31, 2008 and June 30, 2008, the nature of these defaults, and the terms of your amended loan agreement with ComVest to cure these defaults, as well as the potential consequences of this breach (including the effects of any cross-default or cross-acceleration provisions) on your financial condition.  With regard to the covenant as to your cash flow ratio, please explain what you mean by that term.  Additionally, disclose the required cash flow ratio that you were unable to maintain and your actual cash flow ratio when you were in default.  Disclose the revision to this covenant, and your present cash flow ratio. See Section 1V.C of SEC Release No. 34-48960.

The requested changes have been made.  Please see pages 49-50 of the Amendment.

4.
Please tell us why you did not file an Item 1.01 Form 8-K to report the amendments to your loan agreement with ComVest Capital LLC.  These amendments appear material as they concern covenants that you could not satisfy that subjected you to a risk of acceleration of the debt.  Please file the amended loan agreement under cover of the appropriate periodic report, or explain why you do not believe that this is required.

The Company has filed copies of each of the waivers and amendments on a Current Report on Form 8-K on March 27, 2009 under Item 1.01.

Certain Relationships and Related Party Transactions and Director Independence, page 69

5.
Please discuss your loan agreement and related transactions with ComVest Capital LLC, a holder of more than ten percent of your common stock.  Ensure that you disclose the information required by Item 404(a) of Regulation S-K, from the formation of the loan agreement on December 21, 2007 through your last completed fiscal year, and for any interim periods to date.  See Item 404(a) of Regulation S-K and Instruction 1 to Instructions to Item 404.

The requested changes have been made.  Please see pages 75-78 of the Amendment.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Aftersoft Group, Inc.